UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
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Date of Report: August 17, 2021

Commission file number 1- 33198
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ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
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Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

On August 12, 2021 and August 17, 2021, Altera Infrastructure GP L.L.C. (the “General Partner”) issued press releases related to the offer to exchange (the “Exchange Offer”) the outstanding 8.50% Senior Notes due 2023 of Altera Infrastructure L.P. (the “Partnership”) for newly issued 8.50% Senior Secured Notes due 2026 and 11.50% Senior Secured PIK Notes due 2026 issued by Altera Infrastructure Holdings L.L.C., a wholly owned subsidiary of the Partnership. Copies of the press releases are attached to this Form 6-K report as Exhibit 1.1 and Exhibit 1.2.

Exhibits.

Exhibit No.     Exhibit Title or Description
1.1            Press Release dated August 12, 2021
1.2            Press Release dated August 17, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: August 17, 2021	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary